Exhibit 99.45

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1030 West Georgia Street

Vancouver, BC

V6E 2Y3

Item 2 Date of Material Change

December 6, 2019.

Item 3 News Release

On December 6, 2019, a news release in respect of the material change was disseminated on Canada Newswire and a copy thereof has been filed on SEDAR.

Item 4 Summary of Material Change

The Company completed its initial public offering (the “IPO”) on December 6, 2019, pursuant to which it issued 20,000,000 units of the Company (the “Units”) at a price of $1.50 per Unit (the “Offering Price”) for gross proceeds of $30,000,000. Each Unit is comprised of one common share without par value of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $2.00 per share until December 6, 2024. On December 6, 2019, the Company also announced that its Common Shares were listed on the TSX Venture Exchange (the “TSX-V”) as of such date.

Item 5 Full Description of Material Change

On December 6, 2019, the Company announced the completion of the IPO. The IPO consisted of the issuance of 20,000,000 Units at a price of $1.50 per Unit (the “Offering Price”) for gross proceeds of $30,000,000, with each Unit comprised of one Common Share and one Warrant of the Company. Each Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $2.00 per share until December 6, 2024. The Warrants were issued pursuant to a warrant indenture between the Company and Computershare Trust Company of Canada, as warrant agent thereunder, dated December 6, 2019, a copy of which is available under the Company’s profile at www.sedar.com.

The Common Shares and Warrants commenced trading on the TSX-V under the symbol “URC” and “URC.WT” on December 11 and December 12, 2019, respectively.

The IPO was managed by a syndicate of agents including Haywood Securities Inc., BMO Capital Markets, and TD Securities Inc., acting as joint bookrunners and co-lead agents, and Sprott Capital Partners LP and Canaccord Genuity Corp. (collectively, the “Canadian Agents”), and H.C. Wainwright & Co., LLC (“H.C. Wainwright”, and together with the Canadian Agents, the “Agents”) as special U.S. agent. H.C. Wainwright is not registered as a dealer in any Canadian jurisdiction and accordingly, did not, directly or indirectly, solicit offers to purchase or sell the Units in Canada.

The Company has granted the Agents an over-allotment option, exercisable in whole or in part, at the sole discretion of the Agents, at any time and from time to time, for a period of 30 days following the closing of the IPO, to purchase up to an additional 5% of the number of Units sold under the IPO from URC at the Offering Price. Such option may be exercised by the Agents to acquire: (a) Over-Allotment Units at the Offering Price; (b) Common Shares at a price of $1.25 per share; (c) Warrants at a price of $0.25 per Warrant; or (d) any combination of Common Shares and Warrants so long as the number of Common Shares and the number of Warrants which may be issued under the over-allotment option does not, in either case, exceed the number equal to 5% of the Units sold under the IPO.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Josephine Man

Chief Financial Officer

Phone: 604-396-8222

Item 9 Date of Report

December 16, 2019